UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM NT-10K

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-25022
CUSIP NUMBER:  157126 10 3

(Check One):  /X/Form 10-K    / /Form 20-F     / /Form 10-Q      / /Form N-SAR

         For Period Ended: December 31, 1998 / / Transition Report of Form 10-K / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  CERX VENTURE CORPORATION

Former Name if Applicable:  CERX ENTERTAINMENT CORPORATION

Address of Principal  Executive  Office (Street and Number):
     90 MADISON STREET, SUITE 707

City, State and Zip Code:  DENVER, COLORADO 80206

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

THE REPORT OF THE INDEPENDENT ACCOUNTANTS HAS NOT YET BEEN DELIVERED TO THE REGISTRANT

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name:  JOHN D. BRASHER JR.
Area Code: (303)
Telephone Number:  355-3000

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

         /X/ Yes                 / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

         / / Yes                 /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Name of Registrant as Specified in Charter: CERX VENTURE CORPORATION has cause this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 24, 1999
By:  /s/ John D. Brasher Jr., President